Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 13 DATED DECEMBER 5, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 13 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 11 dated October 24, 2014 and Supplement No. 12 dated November 13, 2014. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 13 is to disclose:

•	the status of our initial public offering; and

•	the origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of December 3, 2014, we received and accepted subscriptions in our offering for 27.4 million shares, or $272.9 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of December 3, 2014, 138.4 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a First Mortgage Loan
On December 1, 2014, we, through a subsidiary of our operating partnership, originated a $41.0 million senior loan, or the senior loan, secured by a state-of-the-art data center in Norwalk, Connecticut, or the property. We funded the senior loan with a combination of proceeds from our offering and an advance under one of our secured credit facilities.
The borrower is an experienced commercial real estate owner and operator with over 5.7 million square feet of commercial property under management throughout the United States. The property, which was built-to-suit in 2014, contains over 167,000 rentable square feet and is currently 100% master-leased pursuant to a 21-year net lease, whereby the tenant is responsible for substantially all of the operating expenses at the property. The tenant, an affiliate of Cervalis LLC, is a leading provider of IT infrastructure solutions and has made a substantial capital investment toward the construction of the property, which also serves as its corporate headquarters.
The senior loan bears interest at a floating rate of 6.60% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 6.85% per year. The senior loan was originated at a 0.4% discount and we will earn an exit fee equal to 1.0% of the outstanding amount of the senior loan at the time of repayment.
The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of extension fees. The senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 85%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.
As of December 5, 2014, our portfolio consists of eight senior mortgage loans with a combined principal amount of $472.0 million and one subordinate interest totaling $24.9 million.